HYNES & HOWES INSURANCE COUNSELORS, INC.
                          Notes to Financial Statements
                     Years Ended September 30, 1999 and 1998

Note 9 - Stock Held in Escrow

         At September 30, 1999 and 1998 there were 3,546,000 shares of the Company's common stock held in trust. Those shares were owned by the Frank B. Howes Trust and by directors or former directors of the Company. The Trust agreement was required by the Commissioner of Insurance of the State of Iowa in order to gain approval of the Company's stock issue of April, 1971. Under terms of this agreement these shares were to be released after a period of five years or when the Company attains certain profitable goals for three consecutive years and upon written approval from the Commissioner of Insurance of the State of Iowa. It is also required that should the Company dissolve during this period that the pro-rated distribution of assets to stockholders would be done on a basis which would pay these shareholders less per share than would be distributable to the shareholders of the new issue. The Company's earnings to date have not been sufficient to qualify for the release of these shares held in escrow. The condition requiring that these shares be held in escrow for five years has been fulfilled, however, the Commissioner of Insurance of the State of Iowa has not granted the written approval for the release of these shares at this time. The shares will continue to be held in escrow until written approval for their release is granted by the Commissioner.

Note 10 - Contingent Liability for Rescission of Capital Stock Sales

         Since its inception, the Company has issued and sold 11,222,699 shares of its common stock. Although most of these shares were registered with the State of Iowa, none of these shares were registered for sale under the federal securities law. These shares were issued and sold in reliance either upon the exemption provided in Section 4 (2) or Section 3 (a) (11) of the Securities Act of 1933.

         The Company feels that any possible shares and federal contingent liabilities that may have existed because of the issuance of securities which may not have been exempt from registration under the Securities Act of 1933 and unless the subject of an existing legal proceeding filed appropriately may now be extinguished as a result of the new Iowa Uniform Securities Act which became effective on January 1, 1976 under
         Section 613 of that Act, liability must now be ascertained by looking to the statute in effect at the time that the stock issue was sold.
         The two year statute of limitations in effect on January 14, 1973, at the time of the closing of the issue, has run as have the other applicable federal statutes of limitation. As a result, wit h the exception of the Federal and State Tolling Doctrines, possible contingent liabilities may no longer exist.